Exhibit 21.1

SELLAS Life Sciences Group, Inc.

The following is a list of subsidiaries of the Company as of December 31, 2025.

SUBSIDIARY	STATE OF INCORPORATION OR OTHER
(Name under which subsidiary does business)	JURISDICTION OF ORGANIZATION

Sellas Life Sciences Limited	Ireland
Sellas Life Sciences Group Ltd.	Bermuda
SLSG Limited LLC	Delaware